March 22, 2007

Mail Stop 4561

VIA U.S. MAIL AND FAX

Mr. Thornton Donaldson
President, Secretary, Treasurer and Director
Texola Energy Corporation
4425 Cecile Street
Pierrefonds, Quebec, Canada H9K 1N1

> **RE:** **Texola Energy Corporation**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 000-51361**

Dear Mr. Donaldson:

We have reviewed your letter filed on February 7, 2007 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended December 31, 2005

1. We note your response to our prior comment number five. Please provide us with your analysis of your convertible debentures under SFAS 133 and EITF 00-19 and explain to us how you arrived at the conclusion that the conversion feature embedded in this debt instrument should be bifurcated and accounted for as a derivative. Additionally, explain to us in detail the adjustments recorded by the Company to restate your Balance Sheet and Statements of Loss as of September 30, 2006. Based on the disclosure in your revised footnote 9, it appears that you are continuing to record the impact of a beneficial conversion feature related to this instrument. Explain to us how you determined that accounting was appropriate.

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Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3438.

Sincerely,

Robert F. Telewicz
Senior Staff Accountant